Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2008	2007	2006
	(in thousands except for per share data)

Net income	$96,163	$125,497	$46,112

Basic weighted average shares outstanding	82,331	80,781	81,353

Diluted weighted average shares outstanding	83,969	82,824	83,212

Basic net income per share	$1.17	$1.55	$0.57

Diluted net income per share	$1.15	$1.52	$0.55